Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Cash Store Financial to Hold Fourth Quarter results conference call and webcast on July 28, 2010

     EDMONTON, July 20 /CNW/ - The Cash Store Financial Services Inc. ("Cash
Store Financial") (TSX:CSF & NYSE:CSFS) today announced that it will hold its management conference call and webcast with shareholders, analysts and institutional investors to discuss its fourth quarter results for the three and twelve months ended June 30th, 2010 on Wednesday, July 28th, 2010 at 11:00
a.m. EST (9:00 a.m. MST). The results will be released after market close on
Wednesday, July 27th, 2010.
     The conference call may be accessed by dialing toll-free 1-888-231-8191 and providing the conference ID 88398348. It will also be broadcast live via the Internet at:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)3148860
     A replay of the conference call will be available until August 4, 2010 by dialing 416-849-0833 or toll-free 1-800-642-1687 and providing the conference
ID 88398348.
     Media are invited to participate by telephone or by webcast and may contact Gordon J. Reykdal, Chairman and Chief Executive Officer at (780)
408-5118 or Nancy Bland, Chief Financial Officer at 780-732-5683 after the conference call with any questions.

     About The Cash Store Financial Services Inc. (Cash Store Financial)

     Cash Store Financial is the only broker of short term advances and provider of other financial services in Canada that is publicly traded on the
Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New
York Stock Exchange (NYSE: CSFS). The Company currently operates more than 525 branches across Canada and the United Kingdom under the banners: The Cash
Store and Instaloans.
     The Cash Store and Instaloans act as brokers to facilitate short-term advances and as a provider of other financial services to income-earning consumers who may not be able to obtain the services from traditional banks.
Cash Store Financial provides a private-label debit card and a prepaid
MasterCard, as well as other financial services, including bank accounts through its partnership with DC bank.
     Cash Store Financial employs approximately 2,000 associates and is headquartered in Edmonton, Alberta.

     This News Release contains "forward-looking information" within the meaning of applicable Canadian and United States securities legislation.
Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments.
Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect",
"is expected", "budget", "scheduled", "estimates", "forecasts", "intends",
"anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may",
"could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this News Release contains forward-looking statements in connection with the Cash Store Financials goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form ("AIF")
dated August 26, 2009 under the heading "Risk Factors". All material assumptions used in making forward-looking statements are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy. Although we believes the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.
Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

     %CIK: 0001490658

     /For further information: on Cash Store Financial please contact: Gordon
J. Reykdal, Chairman and Chief Executive Officer, Cash Store Financial, (780)
408-5118; or Nancy L. Bland, Chief Financial Officer, Cash Store Financial,
(780) 732-5683/
     (CSF.)

CO:  The Cash Store Financial Services Inc.

CNW 11:16e 21-JUL-10